

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 30, 2015

Joseph Onyero
Chief Executive Officer
Bebuzee Ltd.
30 Avenue Road
Bournemouth, BH2 5SL
United Kingdom

>   **Re: Bebuzee Ltd.**
>   **Amendment No. 5 to Registration Statement on Form F-1**
>   **Filed December 16, 2015**
>   **File No. 333-206577**

Dear Mr. Onyero:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 17, 2015 letter.

General

1.   We are considering your response to prior comment 1. Please tell us the nature of the selling and marketing expenses described in your prospectus and their relationship to the operations of your business.

Management

Directors and Executive Officers, page 27

2.   We note your disclosure that David Berkus founded a commercial venture at the age of fifteen and took the company public after graduating from college. Please revise to

identify this company and describe what you mean in using the term "public offering" such as whether it was a direct, best efforts, no minimum offering or a firm commitment underwritten offering, for example.

Related Party Transactions, page 28

3.   Please revise to disclose the material terms of Mr. Onyero's employment agreement. Refer to Item 7.B of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 36

4.   Please revise your disclosure to state that £51 is the amount of cash and cash equivalents as of September 30, 2015. Also, expand your disclosures to explain how you will finance your operations using your current cash balance and "cash generated from operating activities" despite your lack of revenue. Also, explain further how you determined that you will be able to conduct your operations for the next 15 months using your "currently available resources," and include in your disclosures a description of your currently available resources. We refer you to Item 5.B.1 of Form 20-F.

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

5.   Please revise to refer to all periods covered by your auditor's report dated June 6, 2015. In this regard, we note the consent of your independent auditor refers to their report on the company's financial statements for the years ended March 31, 2015 and 2014 when their report also covers the period at and for the year ended March 31, 2013.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                                Sincerely,

                                                                /s/ Mark P. Shuman

                                                                Mark P. Shuman
                                                                Branch Chief – Legal
                                                                Office of Information Technologies
                                                                and Services

cc: Adam Tracy, Esq.
          Securities Compliance Group, Ltd.